INVENTR

Helping deep tech companies automate the patent process



Over 10,000 deep tech companies need to get patents but struggle in the process


80%
of company value

Patents demonstrate value for early stage deep tech*

=



Slow, expensive, and opaque process

* Forbes

A typical early stage deep tech company spends **30+ hours per idea** internally

Biotech NewCo

$5M-50M in funding
5-20 employees

- Struggle to document and manage ideas
- Spend hours researching ideas and competition
- Unsure which ideas are worth patenting

Inventr is a workspace to go from idea to patent for early stage deep tech companies

Capture ideas in real time

Automate research and landscape monitoring

Track competing companies and IP, learn relevant insights to drive innovation


IDEAS
REPORTS
RESEARCH REPORT
PATENTS 37.8 %
Software-Defined Implantable Ultrasonic Device for Use in the Internet of Medical Things
Chronically Implanted Pressure Sensors: Challenges and State of the Field
MacBook Air

Early stage deep tech patents are a small piece of a much bigger picture



~70K
Early stage deep tech

600K
Total in the U.S.

3M
Total worldwide

Patents filed annually (2019)

Untapped initial market in desperate need of a **solution**


Tech savvy law firms serving startups
SCHOX
Cognition IP
SaaS for Startup R&D
INVENTR
TURBOPATENT
LexisNexis
SaaS for Law Firms
IRIS.AI
JURISTAT
Amplified
CPA GLOBAL
patsnap
Clarivate Analytics
SaaS for Large Enterprise R&D

Monthly subscription with partnerships to scale acquisition

$500/mo.

Company wide license

-



Incubator/accelerator/etc partnerships



$75K MRR
12 month
Revenue Projections
100% LOI conversion
$18K MRR
$5K MRR
Q4 2020
Q4 2021

Partnership with USPTO and 30+ LOIs in 2 months

UNITED STATES PATENT AND TRADEMARK OFFICE
uspto

USPTO uses Inventr in 5 Midwest states to help underserved inventors

Increased # of pro bono clients helped by >12x

LOIs include companies funded by

Y Combinator

techstars_

StartX

DCVC

Singularity University

NEWLAB

Inventr was recently accepted into Newlab – a community with **150+ deep tech companies and GoogleX partnership**

Team has expertise in deep tech, patents, and NLP



Manu Stephen
CEO

Background spans deep tech research, med device development published in Nature, life sciences consulting, and more.



Steven Holmes
Head of Front End

Former patent attorney turned software developer.

Worked at Google and built an app presented at the Amazon Alexa launch.



Steven Trojanowski
Head of Back End/ML

20+ years of software dev experience.

Previously built NLP recommendation system.



Joe Betts-LaCroix
Advisor

CEO of Vium (acquired by Recursion Pharma), filed 150+ patents across companies.

Prev part-time YC partner and founder of OQO



Kyle Robertson
Advisor

CEO of NarrativeDX (acq: Press Ganey) – NLP solution for health systems.

Former patent attorney and counsel for Facebook, Apple, Intel, and more.

Washington University in St.Louis
School of Medicine

Google

Massachusetts Institute of Technology

INVENTR

Helping deep tech companies automate the patent process

For more information about this investment opportunity, please contact:

Manu Stephen
CEO
manu@inventr.co